Exhibit 99.1

The Topps Company, Iconic Leader in Sports & Entertainment Products and Novelty Confections, to Become a Public Company

•	Michael D. Eisner, former CEO of Disney, to remain Chairman of Topps, and his firm The Tornante Company, which purchased Topps in 2007, will roll 100% of its equity into new public company created through business combination with Mudrick Capital Acquisition Corporation II (NASDAQ: MUDS)

•	Transaction includes a PIPE of $250 million at $10.15 per share led by Mudrick Capital and leading institutional investors including GAMCO Investors and Wells Capital Management

•	Across its Sports & Entertainment and Confections businesses, Topps has built diversified product portfolios featuring leading global iconic brands

•	Significant growth in its industry-leading e-commerce and digital (apps) platforms positions Topps to further expand with Blockchain/NFT (Non-Fungible Token) initiatives

•	Transaction values the combined company at $1.3 billion, or 12.5x 2021 projected adjusted EBITDA

•	Video presentation available at investors.thetoppscompany.com

New York, New York. (April 6, 2021) – The Topps Company, Inc. (“Topps” or “the Company”), a global leader in sports and entertainment collectibles and confections, and Mudrick Capital Acquisition Corporation II (“MUDS”) (NASDAQ: MUDS), a publicly-traded special purpose acquisition company, today announced a definitive agreement for a business combination that will result in Topps becoming a public company. Upon closing of the transaction, which is expected in late second or early third quarter, the combined company will be named Topps and remain listed on NASDAQ under the new ticker symbol “TOPP.”

Company Overview

Building on its 80-year heritage, Topps has transformed its core Sports & Entertainment and Confections businesses through innovation and diversification into a portfolio of complementary product offerings including expanded e-commerce, mobile digital applications and digital e-gifting solutions. The Company had record sales of $567 million in 2020, representing a year-over-year increase of 23%. Topps engages and emotionally connects with millions of consumers driving revenue through its powerful and widely recognized brands across the globe via the following product offerings:

•	Physical Sports & Entertainment, built upon strategic licensing partnerships including Major League Baseball, Major League Baseball Players Association, UEFA, Bundesliga, Major League Soccer, Major League Soccer Players Association, National Hockey League, National Hockey League Players Association, Formula 1, Disney, Star Wars and World Wrestling Entertainment and comprising a broad portfolio of trading cards, stickers and albums and trading card games sold in stores around the world as well as through its fast growing e-commerce platform, topps.com;

•	Digital Sports & Entertainment, including interactive mobile apps Topps® BUNT®, TOPPS® KICK®, Topps® NHL SKATE™, Disney Collect! by Topps®, Marvel Collect! by Topps®, Star Wars™: Card Trader by Topps® and Topps® WWE SLAM™ creates communities of users who collect, trade and play online, and has recently commenced expansion into Blockchain/NFTs;

•	Gift Cards, under the Topps Digital Services tradename, provides global gifting/payment solutions for leading digital companies including Airbnb, Deliveroo, DoorDash, Hulu, Instacart, Netflix, Nike, Twitch and Uber;

•	Confections, under the Bazooka Candy Brands tradename, spans a branded portfolio of novelty confections delivering engaging Edible Entertainment® with celebrated product lines under the Bazooka, Ring Pop, Juicy Drop, Push Pop and Baby Bottle Pop brands.

Topps Investment Highlights:

•	Leading global Sports & Entertainment company with strong industry tailwinds

•	Highly diversified portfolio of IP built upon strategic licensing partnerships with global iconic brands

•	Expansion driven by continued development of digital channels

•	Accelerating growth driven by core franchise momentum, unique content, innovation and social and digital engagement

•	Differentiated Confections business with strong and stable profitability

•	Multiple organic and inorganic margin enhancing growth opportunities create attractive financial profile

•	Long-tenured management team with an established track record of success

Topps is capitalizing on the accelerated interest in its multi-channel Sports & Entertainment business from growing enthusiasm around its innovative sports and entertainment collectibles, as well as growth from investments in its e-commerce platform, topps.com. The Company has put a premium on growth through innovation with existing and new licenses, international expansion, curated experiential events, and innovative artist-inspired collectibles. Topps has further reimagined the collectibles universe through its transition to the digital marketplace, addressing the contemporary, more tech-savvy consumer demands for convenience, immediacy, value, social engagement, and interactive experiences within the changing retail landscape by leveraging its innovation and community. Topps is also capitalizing on its growing technological capabilities to advance its Gift Cards offering with a focus on further penetrating the fast-growing digital gift card channel. In Confections, the Company is fueling excitement and demand for its well-known novelty branded products through innovative new product launches and brand extensions, significantly increased e-commerce activity, and international expansion.

Michael D. Eisner, former Chairman and Chief Executive Officer of Disney and Chairman of The Topps Company, will become Chairman of the combined company’s board of directors. Also expected to join the combined company’s board of directors are: Jill Ellis, coach of the U.S. Women’s 2013 and 2019 FIFA World Cup champions; Maria Seferian, general counsel of Hillspire LLC; Marc Lasry, co-owner of the Milwaukee Bucks and co-founder of Avenue Capital Group; and Andy Redman, president of The Tornante Company. The combined company will continue to be led by Michael Brandstaedter, President and Chief Executive Officer of Topps.

Eisner said, “The strong emotional connection between the Topps brand and consumers of all ages is truly foundational, and, when combined with our growing portfolio of strategic licensing partnerships, creates a profitable business model with meaningful competitive advantages. Equally important, the management team at the helm of Topps, which we’ve been building for the last 14 years, is outstanding, with deep roots in sports and entertainment, digital, gift cards and confections. Through this transformation, Topps has enjoyed a strong partnership with Madison Dearborn Partners. With the support of our new partners at Mudrick Capital, the company will continue its long history of innovation and global expansion, bringing consumers the best of collectibles and confections products while successfully extending into new verticals and emerging categories to take advantage of digital content innovation and high growth opportunities across the globe. That is why I’m not selling a single share of Topps stock in this transaction.”

Michael Brandstaedter, President and Chief Executive Officer of Topps, commented, “Topps is an 80-year-old company with decades of rich tradition and history, but very much built for the 21st century. We partner with some of the world’s most iconic brands, and we are in the business of creating powerful consumer connections every day. The strategies we have implemented in recent years, including building a digital business that has deepened consumer engagement, have driven excitement and innovation across Topps, fueling strong and increasing revenue with accelerating profitability. The future for Topps has never been brighter, and, with a talented and dedicated management and employee base, we are excited for the road ahead.”

Jason Mudrick, Founder and Chief Investment Officer of Mudrick Capital, commented, “We believe Topps’ culture of innovation, strong management team, expanding margins, robust cash flow and conservative balance sheet set it apart from other consumer growth companies. It also is well situated with a universally recognized brand to capitalize on the fast emerging market for collectible NFTs. We are excited to partner with this exceptional organization to help write the next chapter in the long history of its truly iconic brand.”

Transaction Overview

The transaction is anticipated to generate gross proceeds of up to approximately $571 million of cash, assuming no redemptions by the public stockholders of MUDS. This additional capital will be used to purchase shares from existing Topps shareholder Madison Dearborn Partners, which intends to sell the majority of its ownership position, and to fund transaction related fees and expenses. This includes a private placement of $250 million of common stock in MUDS, including participation from funds and accounts managed by GAMCO Investors and Wells Capital Management and including up to $100 million from Mudrick Capital. The pro forma implied equity value of the combined company is $1.163 billion at the $10.15 per share PIPE price, assuming no redemptions by the public stockholders of MUDS. The transaction implies a pro forma enterprise value for The Topps Company of approximately $1.3 billion, or 12.5x 2021 projected adjusted EBITDA with estimated net debt of less than $150 million.

The boards of directors of Topps and MUDS have unanimously approved the transaction. The transaction, which will require the approval of MUDS stockholders, is subject to other customary closing conditions, including the receipt of certain regulatory approvals and a minimum cash condition and is expected to close in the late second or early third quarter of 2021.

Additional information about the proposed transaction, including a copy of the merger agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Mudrick with the Securities and Exchange Commission and will be available at www.sec.gov and www.MudrickCapitalAcquisitionCorp.com.

Investors may view a pre-recorded Deal Roadshow presentation at investors.thetoppscompany.com and https://dealroadshow.com/e/TOPPSREVIEW.

Advisors

Jefferies LLC (“Jefferies”) served as financial and capital markets advisor and Weil, Gotshal & Manges LLP served as legal counsel to MUDS.

Deutsche Bank Securities Inc. served as financial advisor and Kirkland & Ellis LLP served as legal counsel to The Topps Company.

Jefferies is acting as lead placement agent and Deutsche Bank Securities Inc., Roth Capital Partners, LLC, and Craig-Hallum Capital Group, LLC are acting as placement agents on the PIPE.

About The Topps Company

Founded in 1938, The Topps Company, Inc. is a global consumer products company that entertains and delights consumers through a diversified, engaging, multi-platform product portfolio that includes physical and digital collectibles, trading cards, trading card games, sticker and album collections, memorabilia, curated experiential events, gift cards and novelty confections. Topps Physical Sports & Entertainment products include Major League Baseball, Major League Soccer, UEFA Champions League, Bundesliga, National Hockey League, Formula 1, Star Wars, WWE, Wacky Packages®, Garbage Pail Kids®, Mars Attacks® and more. Topps Digital Sports & Entertainment has connected with people around the world who have downloaded our apps including Topps® BUNT®, TOPPS® KICK®, Star Wars™: Card Trader by Topps®, Topps® WWE SLAM™, Topps® NHL SKATE™, Marvel Collect! by Topps® and Disney Collect! by Topps®. Topps Digital Services is a leading processor, distributor and program manager of prepaid gift cards and provider of cloud-based financial services and white label e-gift solutions for widely recognized digital businesses that include Airbnb, Deliveroo, DoorDash, Hulu, Instacart, Netflix, Nike, Twitch and Uber. Topps Confections, Bazooka Candy Brands, produces, markets and distributes confections brands including Ring Pop®, Push Pop®, Baby Bottle Pop®, Juicy Drop®, Finders Keepers®, and Bazooka® bubble gum. For additional information visit topps.com, play.toppsapps.com, toppsdigitalservices.com, Candymania.com, investors.thetoppscompany.com.

About The Tornante Company

The Tornante Company, LLC is a privately held investment firm founded and owned by former Walt Disney Company CEO Michael Eisner. Tornante invests in, acquires, and operates media and entertainment companies. The company owns Topps and Portsmouth Football Club, of the English Football League, and has created critically acclaimed series such as Undone for Amazon Studios, BoJack Horseman and Tuca and Bertie for Netflix, and NOS4A2, an AMC Original Series.

About Mudrick Capital Acquisition Corporation II

MUDS is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The company is led by Chief Executive Officer and Chairman of the Board of Directors, Jason Mudrick, Chief Financial Officer, Glenn Springer, Vice President, Victor Danh and Vice President, David Kirsch. Its sponsor is an affiliate of Mudrick Capital Management, L.P., which currently manages approximately $3.5 billion with a specialty in event-driven and special situation investing in public and private companies in North America. Additional information regarding MUDS may be found at: www.MudrickCapitalAcquisitionCorp.com.

About Madison Dearborn Partners, LLC

Madison Dearborn Partners, LLC ("MDP") is a leading private equity investment firm based in Chicago. Since MDP's formation in 1992, the firm has raised aggregate capital of over $26 billion and has completed over 150 investments. MDP invests across five dedicated industry verticals, including basic industries; business and government software and services; financial and transaction services; health care; and telecom, media and technology services. For more information, please visit www.mdcp.com.

Cautionary Language Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements may include estimated financial information, including with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of MUDS, Topps or the combined company after completion of the proposed business combination, and are based on current expectations that are subject to known and unknown risks and uncertainties, which could cause actual results or outcomes to differ materially from expectations expressed or implied by such forward-looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the proposed business combination not being completed at all or on the expected timeline, including as a result of the termination of the definitive documentation with respect to the proposed business combination or the failure to obtain approval of MUDS’ stockholders or other conditions to closing in the definitive documentation with respect to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against MUDS or Topps or any of their respective directors or officers, following the announcement of the proposed business combination; (3) the ability to meet applicable NASDAQ listing standards; (4) the risk that the proposed business combination disrupts current plans and operations of Topps’ business as a result of the announcement and consummation of the proposed business combination; (5) the inability to complete the private placement; (6) changes in domestic and foreign business, market, financial, political and legal conditions; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the impact of the global COVID-19 pandemic on any of the foregoing risks; and (11) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed business combination, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (the “SEC”) by MUDS. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MUDS and Topps undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements in this press release speak as of the date of its filing. Although MUDS may from time to time voluntarily update its prior forward-looking statements, it disclaims any commitment to do so whether as a result of new information, future events, changes in assumptions or otherwise except as required by applicable securities laws.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Additional Information About the Proposed Business Combination and Where to Find It

This press release is being made in respect of the proposed business combination involving MUDS and Topps. MUDS intends to file with the SEC a preliminary proxy statement relating to the proposed business combination. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. MUDS’ stockholders and other interested persons are advised to read, when available, the preliminary proxy statement, any amendments thereto, the definitive proxy statement and any other documents filed, in connection with MUDS’ solicitation of proxies for its special meeting of stockholders to be held to approve the proposed business combination and other matters, as these materials will contain important information about MUDS, Topps and the proposed business combination. When available, the definitive proxy statement and other relevant materials for the proposed business combination will be mailed to stockholders of MUDS as of the record date to be established for voting on the proposed business combination. Stockholders of MUDS will also be able to obtain copies of the proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by MUDS may be obtained free of charge from MUDS by directing a request to: Mudrick Capital Acquisition Corporation II, 527 Madison Avenue, Sixth Floor, New York, New York 10022.

Participants in the Solicitation

MUDS, Topps and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from MUDS’ stockholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of MUDS’ stockholders in connection with the proposed business combination will be set forth in MUDS’ proxy statement when it is filed with the SEC. You can find more information about MUDS’ directors and executive officers in MUDS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on April 2, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in MUDS’ preliminary and definitive proxy statement when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Investor Contact

Tom Filandro and Brendon Frey, ICR, Inc.

ToppsIR@icrinc.com

Media Contact

Keil Decker, ICR, Inc.

ToppsPR@icrinc.com

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